Exhibit 31

Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

26 April 2019

Rio Tinto notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

On 18 April 2019, the following PDMR/KMPs received matching shares or matching ADRs under myShare, of which sufficient were sold on 24 April 2019 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Barrios, Alfredo	30.0906	35.013	15.5347	45.960483 GBP	19.4783
Rio Tinto plc shares	Jacques, Jean-Sébastien	16.8777	19.6385	8.2483	45.960483 GBP	11.3902
Rio Tinto Limited shares	Trott, Simon	29.3697	33.3095	N/A	N/A	33.3095

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404